IMPERIAL METALS CORPORATION

October 28, 2003

[redacted]
03037130

03 NOV -6 AM 7:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of the Material Change Report dated October 28, 2003 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Enclosures

dlw 11/12

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

03 NOV -6 AM 7:21

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

October 28, 2003

3. Press Release

October 28, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported further drill results from the Northeast Zone at Mount Polley.

5. Full Description of Material Change

Imperial Metals Corporation reported that diamond drill holes WB03 09, WB03 10 and WB03 11 intersected significant intervals of copper, gold and silver, including 180.62 metres grading 1.00% copper, 0.40 g/t gold and 7.30 ppm silver in WB03 11. Hole WB 03 12 intersected 15.20 metres grading 0.72 % copper, 0.23 g/t gold and 6.65 ppm silver before intersecting an unmineralized dike that continued to the bottom of the hole. WB 03 13 was abandoned due to drilling difficulties.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04
WB03 09	0.00	-	132.50	132.50	1.04	0.24	6.53

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
including	62.50	-	132.50	70.00	1.69	0.39	10.38
WB03 10	21.30	-	163.60	142.30	1.16	0.40	8.20
WB03 11	24.38	-	205.00	180.62	1.00	0.40	7.30
WB03 12	0.00	-	15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned						

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. **Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer(s)**

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Further Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 28, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 09, WB03 10 and WB03 11 intersected significant intervals of copper, gold and silver, including 180.62 metres grading 1.00% copper, 0.40 g/t gold and 7.30 ppm silver in WB03 11. Hole WB 03 12 intersected 15.20 metres grading 0.72 % copper, 0.23 g/t gold and 6.65 ppm silver before intersecting an unmineralized dike that continued to the bottom of the hole. WB 03 13 was abandoned due to drilling difficulties.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04
WB03 09	0.00	-	132.50	132.50	1.04	0.24	6.53
including	62.50	-	132.50	70.00	1.69	0.39	10.38
WB03 10	21.30	-	163.60	142.30	1.16	0.40	8.20
WB03 11	24.38	-	205.00	180.62	1.00	0.40	7.30
WB03 12	0.00	-	15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned						

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com